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GENERAL ADDENDUM TO STANDARD AGREEMENT FOR THE SALE OF REAL ESTATE (PA-ASR) FOR SHORT-TERM RENTAL ACQUISITIONS

The undersigned parties to a Purchase and Sale Agreement ("Agreement") dated 01/10/2023, by and between Assigned Holdings, Inc and/or Assigns ("Buyer"), and [redacted] ("Seller"), for the purchase and sale of that certain real property municipally known as 126 Pasquin Dr, East Stroudsburg, PA 18301 ("Property"), hereby mutually understand and agree that the Agreement and any other addenda is/are hereby amended by the incorporation of this Addendum, which shall supersede any provision to the contrary.

Property Usage Contingency: The Property's intended use is to operate as a short-term vacation rental. Buyer reserves the right of termination with a full, prompt refund of any monies deposited, per Section 26(A), should the Property be unable to support the intended use due to HOA CC&Rs, local ordinances/zoning, title/deed restrictions, or any similar unsurmountable restrictions.

Assignment: Section 21(A) is hereby modified such that this agreement may be assigned by the Buyer by providing written notice to Seller. The Assignee shall assume all rights, responsibilities, and duties due to Seller upon such assignment.

Transfer of Bookings: All future bookings shall be transferred to the Buyer, including any deposits or fees received, at settlement without cost and with no value. Bookings shall include full contact information for the renter, dates of rental, and copies of any rental agreement.

Title Definition: The term "good and marketable" title shall include receipt, minimum five (5) day review, and acceptance of the preliminary title commitment for the intended use of the property as a short-term rental at Buyer's sole discretion. [redacted]

All other terms and conditions of the Agreement are to remain the same and in full force and effect.

[redacted] Date: ______________

______________ Date: ______________

[redacted] Date: 1/11/2023

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